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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

October 14, 2020

Dear Sir, Madam,

Sub: Outcome of Board meeting

This has reference to our letter dated September 15, 2020, regarding the captioned subject. The Board, at their meeting held on October 13-14, 2020 transacted the following items of business:

Financial Results

1. Took on record the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards (INDAS) for the quarter and half year ended September 30, 2020;

2. Took on record the audited standalone financial results of the Company as per INDAS for the quarter and half year ended September 30, 2020;

3. Took on record the audited financial statements of the Company and its subsidiaries as per INDAS and IFRS for the quarter and half year ended September 30, 2020.

Interim Dividend

4. Declared an interim dividend of ₹12/- per equity share;

5. Fixed October 26, 2020 as record date for interim dividend and November 11, 2020 as payment date.

Other matters

6. On recommendation of the Nomination and Remuneration Committee, approved the grant of 33,900 RSUs to certain eligible employees under the 2015 Plan. The grant date for these RSUs is November 1, 2020. The RSUs would vest over a period of three to four years and the exercise price of RSUs will be equal to the par value of the share.

Yours sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com